Contact

www.linkedin.com/in/scottaldrichjr (LinkedIn)

Top Skills

Multi-site Teams

Leadership

Operational Planning

Scott Aldrich Jr.

Chief Executive Officer @ EndoSound | Medical Device Strategy, Commercialization

North Reading, Massachusetts, United States

Summary

A Medical Device executive leader, Mr. Aldrich has significant commercial and operations experience, having launched and sold many advanced and disruptive products in both the US and international markets. He has a proven track record of commercial success, specifically in leading marketing, operations, sales and strategy functions.

Experience

EndoSound

Chief Executive Officer

February 2024 - Present (1 year 5 months)

Portland, Oregon, United States

-Board-appointed CEO driving transformation from R&D to full commercialization

-Secured $1.8M in Bridge/Series B funding, leading all investor relations and presentations

-Developed and executed strategic business plans aligned with mission, funding,and market opportunity, driving product development resulting in two FDA clearances and four new product launches

-Built and scaled a high-performing commercial organization with a data-driven go-to-market strategy, while optimizing third-party logistics and manufacturing for quality, compliance, and efficiency

-Defined company vision, mission, and strategic goals, implementing a company-wide MBO process and revitalizing company culture to foster teamwork,communication, execution, and data-driven results

-Restructured communication and meeting cadence for significantly improved project management efficiency, and successfully executed retrenchment strategies, preserving capital and extending runway through strategic financing

Independent Consultant

Medical Device Strategy, Commercialization, Operations, Leadership Consultant

June 2023 - February 2024 (9 months)
Boston, Massachusetts, United States

Motus GI Holdings, Inc.
3 years 11 months

Vice President, Commercial & Strategy
January 2023 - July 2023 (7 months)
Boston, Massachusetts, United States / Hefa, Israel

Led enterprise-wide commercial transformation, integrating sales leadership with marketing strategy initiatives

Vice President, Global Marketing & Strategy
September 2019 - January 2023 (3 years 5 months)
Boston, Massachusetts, United States

Motus GI, (NASDAQ: MOTS) is a medical technology company, with subsidiaries in the U.S. and Israel, dedicated to improving clinical outcomes and enhancing the cost-efficiency of colonoscopy.

-Assisted in raise of $22M in strategic financing, actively managing investor relations
-Scaled next-gen platform commercially, driving turnaround and securing four FDA clearances, CE Mark, and EU MDR
-Built a 25-hospital US customer base within nine months
-Spearheaded corporate and product rebranding, shifting to a commercial focus
-Led annual company-wide objective setting and prioritization
-Co-created 1- and 3-year strategic vision with others in Executive Leadership Team
-Developed M&A/partnership criteria, leading assessments and engagements
-Navigated pandemic market challenges to inform US strategies
-Fostered global team collaboration with the Israel teamDrove

Dutch Ophthalmic USA
Director of Marketing
July 2018 - September 2019 (1 year 3 months)
Exeter, New Hamshire

Director of Marketing for Dutch Ophthalmic US, where Scott was responsible for marketing and operations for their (~$40m revenue) ophthalmic surgery portfolio of products.

-Drove $40M revenue, aligning sales, marketing, and operations, restructuring teams for new revenue
-Developed/executed all traditional marketing (launches, messaging, collateral,analysis, tools) and launched digital leads
-Achieved 17% revenue growth in five months via cross-selling, realignment, and service contracts
-Implemented sales analytics, forecasting, and pipeline management, improving company culture via planning and communication
-Increased dye GPM by 11% via branding/pricing, launching inside sales and ensuring compliance

Mauna Kea Technologies
3 years 4 months

Director of Marketing & Customer Experience
August 2017 - June 2018 (11 months)
Boston, MA / Paris, France

Director of Marketing at Mauna Kea Technologies (EPA: MKEA), creator of the Cellvizio® system, a breakthrough imaging technology changing the way gastroenterologists diagnose and treat cancer and other diseases. Scott was responsible for developing and leading the company's Marketing vision and strategy. In this roles he managed a team internationally and domestically.

-Led global marketing strategy and execution across US and France teams
-Drove global expansion into multiple cancer specialties, beyond Upper GI focus
-Secured favorable reimbursement through coding, coverage, and advocacy
-Collaborated with Gastroenterology Tri-Society on reimbursement initiatives
-Spearheaded key operational projects: analytics, compensation, pricing, agile marketing, and VOC
-Empowered sales team through comprehensive medical education (CME) programs
-Cultivated and leveraged KOL relationships for education, research, & clinical studies
-Directed all marketing communications: collateral, website, PR, and social media

Head of Product Management
March 2015 - July 2017 (2 years 5 months)
Boston, MA / Paris, France

As Head of Product Management Scott oversaw all product lifecycle management of clinical portfolio globally with registration in 40 countries. He drove customer-focused innovation for the Cellvizio system while also leading downstream marketing efforts and market expansion initiatives.

-Globally managed clinical portfolio lifecycle across 40 countries
-Established Sales Advisory Board & Indication Review Committee for R&D strategy
-Led global innovation and R&D strategy
-Transformed sales to consignment model, boosting consumption, ASP (15%), and GPM (6%)
-Drove 100+ clinical publications in FY2015
-Penetrated new surgical market, generating ~$500K in revenue
-Soft-launched Cellvizio F800 for research and surgical indications
-Secured improved reimbursement coverage from CMS and private payers

Pentax Medical Company
7 years 9 months

Product Manager, Americas - Advanced Imaging
November 2011 - February 2015 (3 years 4 months)
Montvale, NJ / Boston, MA

As Product Manager, Americas - Advanced Imaging franchise, Scott was in charge of the Product Marketing for all endoscopic ultrasound, confocal endomicroscopy, pulmonary and urology franchise products across Americas. This included forecasting, new product launch, promotions, and line rationalization.

Territory Manager
June 2007 - November 2011 (4 years 6 months)
Mid-Atlantic / New England

As a Territory Manager, Scott was responsible for dollar volume sales of flexible endoscopes, service contracts, and lab software to gastroenterologists, pulmonologists, anesthesiologists, otolaryngologists, urologists, and general surgeons. He held territories in New England, as well as, the mid-Atlantic and showed the ability to attain revenue objectives by hitting goals each year.

Anheuser-Busch
Contemporary Marketing Team
September 2006 - June 2007 (10 months)

Shasta Partners
Investment Banking Associate
October 2005 - September 2006 (1 year)

Education

Amherst College
BA, Psychology · (2001 - 2005)

Belmont Hill School
 · (1994 - 2001)